

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04011302

February 19, 2004

Donald R. Crawshaw
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: Constellation Energy Group, Inc.
Incoming letter dated January 16, 2004

Dear Mr. Crawshaw:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to Constellation Energy by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Zitelli
United Association S&P 500 Index Fund
P.O. Box 8635
Boston, MA 02266-8635

100 4440

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 16, 2004

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Re: Constellation Energy Group, Inc. –
Intention to Omit Shareholder Proposal of
United Association S&P 500 Index Fund

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Constellation Energy Group, Inc. (the "Corporation") of the Corporation's intention to omit from the proxy statement for its 2004 annual meeting of shareholders (the "Proxy Statement") the shareholder proposal (the "Proposal") submitted to the Corporation by the United Association S&P 500 Fund (the "Proponent") under cover of a letter dated November 17, 2003. A copy of the Proposal and the related supporting statement (the "Supporting Statement") is attached as Annex A.

The Proposal

The Proposal requests that the Compensation Committee of the Corporation's Board of Directors utilize performance- and time-based restricted share programs in lieu of stock options in developing future senior executive equity compensation plans.

Request

On behalf of the Corporation, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Corporation omits the Proposal from its Proxy Statement for the reasons set forth below.

Proposal May be Omitted Pursuant to Rule 14a-8(i)(11)

Rule 14a-8(i)(11) under the Exchange Act permits the omission from a proxy statement of a proposal that substantially duplicates a proposal previously submitted to the company by another shareholder, which proposal will be included in the company's proxy statement. See, e.g., Pacific Telesis Group (pub. avail. Feb. 1, 1993); Central Maine Power Co. (Green) (pub. avail. Mar. 13, 1981). The proposal first submitted is the one, if any, that is included in the proxy statement, and management does not have the option of selecting between duplicative proposals. See, e.g., Atlantic Richfield Co. (pub. avail. Jan. 11, 1982)

The Corporation notes that it has separately received a shareholder proposal (the "Prior Proposal") submitted by the United Brotherhood of Carpenters Pension Fund under cover of a letter dated November 14, 2003. A copy of the Prior Proposal and related supporting statement is attached as Annex B. The Corporation intends to include the Prior Proposal in its Proxy Statement, although it is separately seeking the Staff's confirmation that it will not recommend any enforcement action if the Corporation omits certain portions of the supporting statement to the Prior Proposal that it believes contain false and/or misleading statements.

The Prior Proposal requests that the Corporation's Board of Directors replace the Corporation's current senior executive compensation plans and policies with a new executive compensation program containing the features specified in the Prior Proposal. One component of this program, set forth in paragraph (3) of the Prior Proposal, would involve changes to the Corporation's long-term equity compensation plans which are substantially identical to those proposed by the Proposal. In particular, the Prior Proposal recommends that restricted shares be used in lieu of stock options and that restricted share programs (i) be based on justifiable performance criteria, (ii) contain a vesting requirement of at least three years and (iii) require executives to retain awarded shares for the duration of their employment. The Corporation notes that these three criteria are identical to the criteria proposed in paragraphs (1), (2) and (4) of the Proposal. The sole feature of the Proposal not addressed by the Prior Proposal is its proposed limitation on dividend and proxy voting rights for restricted shares prior to vesting. The Corporation does not believe that this single difference is material and is of the strong view that the Proposal substantially duplicates the relevant portions of the Prior Proposal.

In light of the foregoing, the Corporation respectfully submits that the Proposal substantially duplicates the relevant portions of the Prior Proposal and may properly be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(11).

* * *

In accordance with Rule 14a-8(j), five additional copies of this letter, including the Annexes A and B, are enclosed herewith. The Corporation is contemporaneously notifying the Proponent, by copy of this letter, including Annexes A and B, of its intention to omit the Proposal from its Proxy Statement.

On behalf of the Corporation, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Corporation's Proxy Statement for the reasons set forth above. If the Staff disagrees with the Corporation's conclusions regarding the omission of the Proposal, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-4016 or Sven O. Milelli of this office at (212) 558-4607.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,



Donald R. Crawshaw

(Enclosures)

cc: William Zitelli
(United Association S&P 500 Index Fund)

Sean O'Ryan
(United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada)

Craig Rosenberg
(ProxyVote Plus)

Kathleen A. Chagnon
(Constellation Energy Group, Inc.)

Performance and Time-Based Restricted Shares Proposal

Resolved, that the shareholders of Constellation Energy Group, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation – No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Constellation Energy Group, Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary – The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus – The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation – Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance – The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure – Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the

Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Constellation Energy Group, Inc.
Incoming letter dated January 16, 2004

The proposal requests that the board's compensation committee utilize performance and time based restricted share programs in lieu of stock options and specifies features that the restricted stock should possess.

There appears to be some basis for your view that Constellation Energy may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Constellation Energy's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Constellation Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Keir D. Gumbs
Special Counsel